November 15, 2024

Paul Dacier
President
Rain Enhancement Technologies Holdco, Inc.
21 Pleasant Street, Suite 237
Newburyport, MA 01950

Paul Dacier
President
Rain Enhancement Technologies, Inc.
21 Pleasant Street, Suite 237
Newburyport, MA 01950

       Re: Rain Enhancement Technologies Holdco, Inc.
           Rain Enhancement Technologies, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-4 Submitted November 5, 2024
           CIK No. 0002028293
Dear Paul Dacier and Paul Dacier:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 27, 2024 letter.
 November 15, 2024
Page 2
Amendment No. 2 to Draft Registration Statement on Form S-4
Questions and Answers About the Business Combination
Q. What are the reasons for the structure and timing of the Business Combination?, page 16

1. We note the revisions made in response to prior comment 5, including your statement that the multiple-merger structure was chosen by the parties for business, legal and accounting reasons. Please revise to further explain these business, legal and accounting reasons, including a discussion of the timing of the de-SPAC transaction. Refer to Item 1605(b)(3) of Regulation S-K.
The Business Combination, page 199

2. We note the revisions made in response to prior comment 12, including your statement that the amount of working capital is expected to decrease as redemptions increase. Please revise your discussion here and in your MD&A to present the anticipated liquidity position of the combined company following the de-SPAC, including the amount of cash on hand, at various redemption level scenarios that would satisfy the Minimum Cash Condition without additional financing. Stifel's Waiver of its Deferred Compensation, page 203

3. We note your response to prior comment 7. Please revise your discussion here and in your risk factors to highlight the unusual nature of such a fee waiver and any impact it may have on the evaluation of this transaction. Additionally, we note your disclosure that Coliseum has no other contractual relationships with Stifel. Please revise this statement to clarify that certain provisions of the Underwriting Agreement between
       Coliseum and Stifel were not waived and continue to operate.
Dilution, page 241

4. We note that the table beginning on page 241 appears to now include redemption levels that would result in less $10 million in the Trust Account. Please revise so that the table and other disclosures in this section only reflect redemption levels that would result in at least $10 million in the Trust Account, such that the Minimum Cash
       Condition of the Business Combination Agreement would be satisfied without additional financing. Also, please ensure your disclosure clearly states the redemption level at which you would be unable to satisfy the Minimum Cash Condition without additional financing.
General

5. You disclose that Holdco intends to apply for listing on Nasdaq and that it is a condition to RET's obligations to consummate the Business Combination that the
       Holdco Class A Common Stock is approved for listing on Nasdaq. You also note that there can be no assurance such listing condition will be met and note that the Business
       Combination may not be consummated unless such condition is waived by RET.
       Please:
           Revise to clarify whether Holdco has applied for listing on Nasdaq, and if so, on which tier it has applied for listing;
           Revise to state whether Holdco believes it will satisfy the initial listing
 November 15, 2024
Page 3

           requirements of Nasdaq, and if so, which tier's initial listing requirements it believes it will satisfy;
             Revise to clarify whether Coliseum shareholders will be notified prior to the
           Extraordinary General Meeting if Holdco has not received from Nasdaq either confirmation of the listing of the Holdco Class A Common
Stock or
           confirmation that approval will be obtained prior to the consummation of the
           Business Combination. If Coliseum shareholders will receive such a notice, please clarify when and how this notice will be delivered to Coliseum shareholders;
             Revise to clarify whether RET may waive the Nasdaq closing condition after the
           Extraordinary General Meeting;
             Revise to clarify how any waiver of the Nasdaq closing condition will be communicated to shareholders; and
             Lastly, please explain why you removed the Nasdaq Listing
Condition
           Redemptions Scenario.

       Please contact Ryan Rohn at 202-551-3739 or Stephen Krikorian at 202-551-3488 if
you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Mitchell Austin at 202-551-3574
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Stephen J. Doyle